Millicom International Cellular S.A.

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

December 26, 2018

VIA EDGAR

Division of Corporation Finance
Office of Telecommunications

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:  Celeste M. Murphy and Joshua Shainess

Millicom International Cellular S.A.

Form 20-F

File No. 001-38763

Dear Ms. Murphy and Mr. Shainess:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Millicom International Cellular S.A. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 20-F (File No. 001-38763) be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:30 p.m., New York City time, on December 26, 2018, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John B. Meade at (212) 450-4077 and with written confirmation sent to the address listed on the cover of the Registration Statement.

[Signature page follows]

Sincerely,

Millicom International Cellular S.A.

By:	/s/ Tim Pennington
Name: Tim Pennington
Title: Chief Financial Officer

By:	/s/ Salvador Escalon
Name: Salvador Escalon
Title: General Counsel

[Signature page to acceleration request]